Exhibit 99.2
Subscription Agreement — Agria Group
Agria Asia Investments Limited (the Company)
New Hope International (Hong Kong) Limited (New Hope)
Agria Group Limited (Agria Group)
Agria (Singapore) Pte Ltd (Agria Singapore)

20th Floor, Lumley Centre, 88 Shortland Street, Auckland 1010 TEL + 64 9 3539700 FAX + 64 9 3539701 www.minterellison.co.nz
2122974

Subscription Agreement

Details	4

Agreed terms	6

1. Defined terms and interpretation	6

1.1 Defined terms	6
1.2 Interpretation	7

2. Capitalisation Shares	7

2.1 Obligations	7
2.2 Consent of New Hope	7

3. Additional Shares	8
3.1 Agria Group Subscription	8
3.2 Consideration	8
3.3 Consent of New Hope	8

4. Adjustment of share capital, number of Shares and consideration	8

5. Conditions	8

5.1 Conditions	8
5.2 Failure to satisfy conditions	9

6. Completion	9

6.1 Time and place	9
6.2 Issue of Shares	9
6.3 Payment	9
6.4 Entry in share register	9
6.5 Interdependence of transactions	9

7. Previous Agreement	9

8. Representations and warranties	10

8.1 Capacity and powers	10
8.2 Acknowledgement	10

9. Disclaimers	10

9.1 No representation or warranty as to investment	10
9.2 No liability	10

10. Assignment	10

10.1 Successors	10
10.2 Parties may not assign	10

11. Notices	10

11.1 Service of notices	10
11.2 Effective on receipt	11

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12. Confidentiality and publicity	11

12.1 Confidentiality	11
12.2 Publicity	12

13. Disputes	12

14. Miscellaneous	12

14.1 Costs	12
14.2 Counterparts and facsimile and electronic copies	12
14.3 No merger	12
14.4 Relationship	12
14.5 Alterations	12
14.6 Governing law	12

Signing page	13

Schedule 1 — Diagram	14

Schedule 2 — Adjustment of share capital, number of Agria and New Hope Shares and Subscription Price; Payment of funds for Completion	15

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Details

Date	17 April 2011

Parties

Name	Agria Asia Investments Limited
Short name	the Company
Notice Details	c/- Latham & Watkins LLP Unit 2318, China World Trade Office 2 1 Jian Guo Men Wai Avenue Beijing 100004 Peoples Republic of China Direct Dial: 0086 10 59657024 Email: wei.wei@lw.com

Name	New Hope International (Hong Kong) Limited
Short name	New Hope
Notice Details	Suite 2508, West Tower, LG Twin Towers, Jianguomenwai Avenue, Chaoyang District, Beijing, China Fax: 010-65676087 Attention: Tianli Zhang

Name	Agria Group Limited
Short name	Agria Group
Notice Details	c/- Latham & Watkins LLP Unit 2318, China World Trade Office 2 1 Jian Guo Men Wai Avenue Beijing 100004 Peoples Republic of China Direct Dial: 0086 10 59657024 Email: wei.wei@lw.com

Name	Agria Singapore Pte Ltd
Short name	Agria Singapore
Notice Details	c/- Latham & Watkins LLP Unit 2318, China World Trade Office 2 1 Jian Guo Men Wai Avenue Beijing 100004 Peoples Republic of China Direct Dial: 0086 10 59657024 Email: wei.wei@lw.com

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Background
A	The Company was incorporated in the British Virgin Islands on 26 November 2008 and currently has a share capital of $US$1.00.

B	The Company is a member of the Agria Group as shown on the structure diagram set out in Schedule 1 to this Agreement.

C	Agria Singapore holds 19.01% of the shares in PGG Wrightson Limited (PGW) the purchase of which was financed by an intercompany loan from Agria Group to the Company which was on loaned by the Company to Agria Singapore.

D	The Company subscribed for US$25,000,000 principal amount of convertible redeemable notes (CRNs) issued by PGW, which subscription was financed by an intercompany loan from Agria Group to the Company.

E	Agria Singapore has launched a takeover offer to acquire 38.3% of the shares in PGW that it does not currently hold (Takeover Offer). If the Takeover Offer is successful, Agria Singapore will hold 50.01% of the shares in PGW.

F	The Share Capital of the Company is currently US$1.00. Subject to adjustment as provided in clause 4, it is proposed that prior to the closing of the Takeover Offer the issued Share Capital of the Company will increase to US$164,958,107 consisting of 102,522,986 Shares, each with a par value of US$1.60898657 comprising:
(a)	57,241,000 Shares (equal to approximately 55.8% of the total Shares in the Company) issued to Agria Group pursuant to this Agreement in satisfaction of the shareholder loans and other contributions totalling US$92,100,000 made by Agria Group to or on behalf of the Company;

(b)	32,851,801 Shares (equal to approximately 32% of the total Shares in the Company) issued to Agria Group pursuant to this Agreement for a consideration of US$52,858,107 (including all expenses already paid by Agria Group or Agria Corporation on behalf of the Company and including any transaction expenses which the parties agree will be paid by Agria Group on behalf of the Company as referred to in clause 14.1);

(c)	12,430,185 Shares (equal to approximately 12.12% of the total Shares in the Company) issued to New Hope for a consideration of US$20,000,000 pursuant to the New Hope Subscription Agreement.
G	On 23 January 2011 Agria Corporation, the Company, Agria Singapore and New Hope Group entered into a subscription agreement to make the funds available to enable Agria Singapore to complete the purchase of shares in PGW pursuant to the Takeover Offer (Previous Agreement). It is intended that the terms of the Previous Agreement will be superseded by this Agreement and the New Hope Subscription Agreement.

H	Agria Group has agreed to subscribe for Shares on the terms and conditions set out in this Agreement.

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Agreed terms
1.	Defined terms and interpretation

1.1	Defined terms
In this Agreement, unless the context otherwise requires:
Additional Shares means the 32,851,801 new Shares to be issued by the Company to and subscribed for by Agria Group under clause 3, subject always to adjustment of that number pursuant to clause 4.
Agreement means this agreement.
ANZ means ANZ National Bank Limited.
Business Day means a day that is not a Saturday or Sunday, or a public holiday in any of Beijing, China and Auckland and Christchurch, New Zealand.
Capitalisation Shares means 57,241,000 new Shares to be issued fully paid by the Company to and subscribed for by Agria Group under clause 2, subject always to adjustment of that number pursuant to clause 4.
Completion means the performance by the Company and Agria Group of their respective obligations under clause 6 or, as the context may require, the point in time when such performance is completed.
Exchange Rate means the exchange rate to be applied for the purposes of Completion when calculating the total share capital of the Company, the number of Capitalisation Shares and Additional Shares, the number of shares to be subscribed for by New Hope under the New Hope Subscription Agreement, and the Subscription Price, such exchange rate being either the rate fixed by a hedge contract put in place by Agria Group with the agreement of New Hope, or the spot rate fixed by ANZ on the date of conversion of funds from US dollars to New Zealand dollars as provided for in Schedule 2.
New Hope Subscription Agreement means the subscription agreement entered into contemporaneously herewith between New Hope and the Company for the issue of Shares to New Hope as referred to in paragraph F(c) of the Background.
Obligations means the obligations of the Company to Agria Group in respect of shareholder loans and other contributions made by Agria Group to or on behalf of the Company as referred to in paragraph C, D and F(a) of the Background.
Shareholders’ Agreement means the shareholders’ agreement or agreements relating to the Company entered into between the Company and its shareholders from time to time.
Shareholder means a person who holds Shares.
Shares means ordinary shares in the Company.
Subscription Price means US$1.60898657 for each Additional Share, subject always to adjustment of that amount pursuant to clause 4.
Takeover Offer means the partial takeover offer by Agria Singapore referred to in paragraph E of the Background.

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Takeovers Code means the code recorded in the New Zealand Takeovers Code Approval Order 2000.
Transaction Expenses means the expenses incurred by or on behalf of the Company and Agria Singapore in relation to the Takeover Offer.
Transaction Expenses Schedule means the schedule agreed to by the parties to this Agreement setting out an estimate of the Transaction Expenses and the party who has or will fund them.
1.2	Interpretation
In this Agreement, unless the context otherwise requires, references to:
(a)	one gender includes the other;

(b)	the singular includes the plural and vice versa;

(c)	another grammatical form of a defined word or expression has a corresponding meaning;

(d)	a month or a year are references to a calendar month or calendar year (as the case may be);

(e)	any enactment includes statutes or statutory provisions or orders or regulations made thereunder, and includes:
(i)	that statute, provision, order or regulation as amended, modified re enacted or replaced from time to time (whether before or after the date of this Agreement); and

(ii)	any previous statute, statutory provision, order or regulation amended, modified, re enacted or replaced by that statute, provision, order or regulation;
(f)	a party to this Agreement includes, so far as is consistent with the provisions of this Agreement, that party’s executors, administrators, successors in title and assigns;
(g)	a reference to NZ$ is a reference to the currency of New Zealand;

(h)	a reference to US$ is a reference to the currency of the United States of America;

(i)	a reference to time is to New Zealand time;

(j)	a clause is a reference to a clause in this Agreement;

(k)	headings are for ease of reference only and shall not affect the interpretation of this Agreement; and

(l)	the meaning of general words is not limited by specific examples introduced by “including”, “for example” or similar.
2.	Capitalisation Shares

2.1	Obligations
Agria Group and the Company agree that the Obligations will be capitalised and satisfied by the issue by the Company to Agria Group and the subscription by Agria Group for 57,241,000 fully paid Shares, subject to clause 4.
2.2	Consent of New Hope
New Hope consents for all purposes to the issue of the Capitalisation Shares to Agria Group pursuant to this Agreement.

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3.	Additional Shares

3.1	Agria Group Subscription
Agria Group agrees to subscribe for the Additional Shares, which subscription is in addition to Agria Group subscribing for the Capitalisation Shares.
3.2	Consideration
The consideration for the issue by the Company of the Additional Shares is the Subscription Price multiplied by the number of Additional Shares.
3.3	Consent of New Hope
New Hope consents for all purposes to the issue of Additional Shares to Agria Group pursuant to this Agreement.
4.	Adjustment of share capital, number of Shares and consideration
(a)	The total share capital of the Company, the number of Capitalisation Shares, the number of Additional Shares and the Subscription Price as set out above in this Agreement are calculated on the basis of an exchange rate of NZ$1:US78c. If the Exchange Rate applied by the parties for the purposes of Completion is different from this then the total share capital of the Company, the number of Capitalisation Shares, the number of Additional Shares and the Subscription Price will be adjusted as provided in Schedule 2.

(b)	Subject to paragraph (c) of this clause 4, the total share capital and percentage shareholdings of the Company will also be adjusted if the Transaction Expenses identified on or before Completion to be incurred by Agria Group or Agria Corporation exceed the amount estimated in the Transaction Expenses Schedule, in which event additional fully paid Shares will be issued to Agria Group.

(c)	The approval of all parties to this Agreement must be obtained for Transaction Expenses which exceed the relevant amount estimated in the Transaction Expenses Schedule by more than US$50,000 in total.
5.	Conditions

5.1	Conditions
The obligations of Agria Group and the Company under this Agreement shall be subject to, and conditional upon, the following:
(a)	All necessary consents being obtained, including:
(i)	under the Overseas Investment Act 2005; and

(ii)	under the regulatory requirements of China.
(b)	The Takeover Offer becoming unconditional in all respects in accordance with its terms (including Agria Singapore having received acceptances under the Takeover Offer that, when taken together with the shares in PGW already held by Agria Singapore, would (once the Takeover Offer is declared unconditional and the relevant shares transferred to Agria Singapore), confer on Agria Singapore 50.01% of the voting rights in PGW;

(c)	The subscription for Shares by New Hope as referred to in paragraph F(c) of the Background is completed in accordance with clause 6.5;

(d)	The Company entering into a binding agreement with ANZ with respect to a loan of approximately NZ$53,000,000 to fund the Takeover Offer, which cannot be unilaterally revoked by ANZ.

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5.2	Failure to satisfy conditions
If any of the conditions set out in clause 5.1 has not been satisfied or waived by 23 April 2011 (or such other date agreed in writing by the parties), either New Hope or Agria Group may cancel this Agreement by notice in writing to the other parties.
6.	Completion

6.1	Time and place
Subject to the conditions being satisfied or waived in accordance with clause 5, Completion is to take place on or before 29 April 2011.
6.2	Issue of Shares
On Completion, subject to and in accordance with clauses 4, 6.5 and Schedule 3:
(a)	the Company shall issue to Agria Group the Capitalisation Shares in satisfaction of the Obligations and Agria Group acknowledges and agrees that the issue of the Capitalisation Shares is in full and final settlement and satisfaction of the Obligations;

(b)	the Company shall issue to Agria Group the Additional Shares for the Subscription Price multiplied by the number of Additional Shares.
6.3	Payment
On Completion, subject to and in accordance with clauses 4, 6.5 and Schedule 3, Agria Group shall pay to the Company the Subscription Price for the Additional Shares free of any deduction, withholding, set off, counterclaim, restriction or condition.
6.4	Entry in share register
Subject to clause 6.5, following receipt by the Company of the Subscription Price for the Additional Shares in accordance with clause 6.3, the Company shall enter the name of Agria Group in the share register of the Company as the holder of the Capitalisation Shares and the Additional Shares and may issue a share certificate for those shares to Agria Group.
6.5	Interdependence of transactions
New Hope and Agria Group agree with each other that each of them shall comply with its obligations under the New Hope Subscription Agreement and this Agreement respectively and, without prejudice to any rights, remedies or claims any party may have on another party by reason of breach of the New Hope Subscription Agreement or this Agreement by that other party, it is agreed by all the parties to this Agreement that the obligations of New Hope and Agria Group under the New Hope Subscription Agreement and this Agreement respectively are interdependent, and no payment or issue of Shares will be deemed to have been made until all payments and issues of Shares have been made under the New Hope Subscription Agreement and this Agreement and the conditions in clause 5.1 have been satisfied or waived.
7.	Previous Agreement
The Previous Agreement is superseded by this Agreement and the New Hope Subscription Agreement, and shall cease to have effect.

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8.	Representations and warranties

8.1	Capacity and powers
Each party represents and warrants to the other parties that each of the following statements is true and accurate as at the date of this Agreement:
(a)	it is validly existing under the laws of its place of incorporation or registration;

(b)	it has the power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

(c)	it has taken all necessary action to authorise its entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement; and

(d)	its obligations under this Agreement are valid, binding and enforceable against it in accordance with their terms.
8.2	Acknowledgement
Agria Group acknowledges it enters into this Agreement and agrees to subscribe for Shares relying solely upon its own judgement, after taking such independent advice as it considers appropriate in the circumstances, and not upon any representations, warranties, undertakings or statements made by or on behalf of the Company or any of its directors, officers, employees or agents, except in so far as such representations, warranties, undertakings and statements are expressly set out in this Agreement.
9.	Disclaimers

9.1	No representation or warranty as to investment
Neither the Company nor any of its directors, officers, employees or agents makes:
(a)	any representation or warranty in respect of the Shares; or

(b)	any recommendation as to the suitability of an investment in the Company.
9.2	No liability
To the maximum extent permitted by law, the Company and its directors, officers, employees and agents disclaim all liability in relation to the matters referred to in clause 9.1.
10.	Assignment

10.1	Successors
This Agreement will be binding on, and enure for the benefit of, the parties and their respective successors and their permitted assignees, nominees or transferees.
10.2	Parties may not assign
No party may assign or transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the other parties.
11.	Notices

11.1	Service of notices
A notice, demand, consent, approval or communication under this Agreement (Notice) must be:
(a)	in writing, in English and signed by a person duly authorised by the sender; and

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(b)	hand delivered or sent by prepaid post, facsimile or email to the recipient’s address for Notices specified in the Parties section of this Agreement, as varied by any Notice given by the recipient to the sender.
11.2	Effective on receipt
A Notice given in accordance with clause 11.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:
(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, on the second Business Day after the date of posting to an address within the country in which the notice was sent (or on the seventh Business Day after the date of posting if posted to or from a place outside the country from which the notice was sent);

(c)	if sent by facsimile, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day; or

(d)	if sent by email, on the date and time at which it enters the addressee’s information system (as shown in a confirmation of delivery report from the sender’s information system, which indicates that email was sent to the email address of the addressee notified for the purposes of this clause), but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00 p.m. (addressee’s time), it is deemed to have been received at 9.00 a.m. on the next Business Day.
12.	Confidentiality and publicity

12.1	Confidentiality
No party shall reveal any information concerning this Agreement or its subject matter to any third party other than:
(a)	as required by law or the rules of any applicable stock exchange or regulatory authority. In such a case, the disclosing party shall notify the other parties before making any disclosure and shall take into account any reasonable comment or request of the other parties for any such disclosure;

(b)	in good faith and in proper furtherance of the objects of this Agreement;

(c)	to its professional advisers, bankers, financial advisers, and financiers, if those persons undertake to keep the information disclosed confidential;

(d)	to any of its employees to whom it is necessary to disclose the information if those employees undertake to keep the information confidential; or

(e)	information already in the public domain;
and in any such case, the disclosure of information shall be made on terms consistent with this Agreement, on a “need to know basis” and on terms consistent with any other written statements agreed in writing between the parties.

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12.2	Publicity
No announcement, press release or other communication of any kind relating to the existence, or terms, of this Agreement may be made by any party without first obtaining the prior written approval of the other parties.
13.	Disputes
Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this clause.
The appointing authority shall be Hong Kong International Arbitration Centre.
The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre (HKIAC).
There shall be only one arbitrator.
Any such arbitration shall be administered by HKIAC in accordance with HKIAC Procedures for Arbitration in force at the date of this Agreement including such additions to the UNCITRAL Arbitration Rules as are therein contained.
14.	Miscellaneous

14.1	Costs
The costs and expenses incurred in connection with this Agreement shall be paid or satisfied as agreed in writing between the parties.
14.2	Counterparts and facsimile and electronic copies
(a)	This Agreement may be executed in counterparts and all executed counterparts constitute one document.

(b)	This Agreement may be executed on the basis of an exchange of facsimile, scanned or other electronic copies and execution of this Agreement by such means is to be a valid and sufficient execution.
14.3	No merger
The rights and obligations of the parties under this Agreement do not merge on completion of any transaction contemplated by it.
14.4	Relationship
Except where this Agreement expressly states otherwise, this Agreement does not create a relationship of employment, trust, agency or partnership between the parties.
14.5	Alterations

This Agreement may be altered only in writing signed by each party.

14.6	Governing law
This Agreement is governed by the laws of Hong Kong and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Hong Kong.

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Signing page
EXECUTED as an agreement

AGRIA ASIA INVESTMENTS LIMITED by:	/s/ Xie Tao

Signature of Authorised Person

Xie Tao

Name of Authorised Person

Signature of director

Name of director

NEW HOPE INTERNATIONAL (HONG KONG) by:	/s/ Hang Wang

Signature of director

Hang Wang

Name of director

Signature of director

Name of director

AGRIA GROUP LIMITED by:	/s/ Lai Guanglin

Signature of director

Lai Guanglin

Name of director

Signature of director

Name of director

AGRIA (SINGAPORE) PTE LTD by:	/s/ Xie Tao

Signature of director

Xie Tao

Name of director

Signature of director

Name of director

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Schedule 1— Diagram

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Schedule 2 — Adjustment of share capital, number of Agria and New Hope Shares and Subscription Price; Payment of funds for Completion
In a separate agreement the parties have agreed three Spreadsheets. Spreadsheet A, based on an exchange rate of NZ$1:US78c shows the calculation of:
(a)	the total share capital of the Company, namely 102,522,986 Shares;

(b)	the number of Capitalisation Shares as set out in the Agreement, namely 57,241,000;

(c)	the number of Additional Shares as set out in the Agreement, namely 32,851,801; and

(d)	the Subscription Price set out in the Agreement, namely US1.60898657.
If the exchange rate applied for the purposes of Completion is different from NZ$1:US78c, then the total share capital, the number of Capitalisation Shares and Additional Shares and the Subscription Price will be adjusted accordingly. Examples of how the adjustments will be made are shown in Spreadsheet B which uses an exchange rate of NZ1:US77c, and also in Spreadsheet C which uses an exchange rate of NZ$1:US79c.
Further adjustments may be made as provided in clause 2.3 of the Agreement.
It is agreed that each of New Hope and Agria will transfer the funds in US dollars respectively required to be subscribed under this Agreement and the New Hope Subscription Agreement. Agria Group will transfer its funds on 26 April 2011 into the trust account with ANZ held by Computershare Investor Services Limited (Computershare) in US dollars. ANZ will be requested to send a statement to New Hope forthwith advising of receipt of the funds from Agria Group. New Hope will then transfer its funds to the same Computershare trust account. On 29 April the US dollars in the said account will be converted to New Zealand dollars at the Exchange Rate. The trust account held by Computershare is as follows:

Name of Bank:	ANZ Bank, 95 Hurstmere Road, Takapuna Auckland

Account name:	Computershare Investor Services Limited

Account number:	01-0274-0117695-03

SWIFT code:	ANZBNZ22
For New Hope, the amount to be transferred on or before 28 April 2011 is US$20,000,000. For Agria Group, the amount to be transferred will be an estimate of the amount required under this Subscription Agreement. If the actual amount required from Agria Group in New Zealand dollars on 28 April 2011 is more than the amount transferred by Agria Group and converted into New Zealand dollars as aforesaid, then Agria Group shall forthwith make up the deficiency to ensure that on Completion Agria Group has contributed a sufficient amount of US dollars to meet its share of the total amount of New Zealand dollars required for the purposes of Completion in accordance with the examples set out in the Spreadsheets that total amount being shown as NZ$154,811,906 on Spreadsheet A. If the actual amount required as at 28 April 2011 is less than the amount transferred by Agria Group and converted as aforesaid, then the surplus shall be refunded forthwith to Agria Group.

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